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                               January 18, 2023

       Gregory Monahan
       Chief Executive Officer
       LEGATO MERGER CORP. II
       777 Third Avenue, 37th Floor
       New York, New York 10017

                                                        Re: LEGATO MERGER CORP.
II
                                                            Amendment No. 4 to
Registration Statement on Form S-4/A
                                                            Filed January 5,
2022
                                                            File No. 333-267393

       Dear Gregory Monahan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4/A filed January 5, 2023

       3. Business Combinations, page 52

   1. We note your response to our comment number 3 and additional clarification provided in the telephonic
conversation with the Staff on January 17, 2023. Please confirm that the accretion that results
in the subsequent change in the carrying amount of the claim from the present value
treatment on Day 1 is due to the basis difference that arose as a result of the difference between
the fair value of the claim recognized and underlying proportional interest in the
carrying amount of the claim on American Bridge's books.
 Gregory Monahan
FirstName  LastNameGregory
LEGATO MERGER      CORP. IIMonahan
Comapany
January 18,NameLEGATO
            2023        MERGER CORP. II
January
Page 2 18, 2023 Page 2
FirstName LastName
Legato II and Southland Executive and Director Compensation ..., page 161

2. Please update the compensation disclosure to include compensation for fiscal year ended
         December 31, 2022.

        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Jeffrey M. Gallant